Exhibit 99.1

     22 October 2004

James Hardie appoints interim CEO and CFO

James Hardie today announced the appointment of Mr Louis Gries to the position of Interim Chief Executive Officer for James Hardie. Mr Gries is currently Executive Vice President Operations with James Hardie, based in the United States. The interim appointment is effective immediately. Mr Gries joined James Hardie in February 1991 and has 12 years of general management experience with the company. Mr Gries has been Executive Vice President Operations since January 2003.

James Hardie today also announced the appointment of Mr Russell Chenu to the role of Executive Vice President, Australia. An experienced Chief Financial Officer, Mr Chenu will also take over the role of Interim CFO pending the appointment of a permanent replacement.

In the role of Executive Vice President, Australia, Mr Chenu will have responsibility for corporate and governance activity in Australia, and will be involved in the resolution of asbestos compensation matters. Jamie Chilcoff, as Executive Vice President International, will continue to have responsibility for Australian business operations.

Last month Mr Peter Macdonald stepped aside as CEO but remained with the company in a senior operational role. Mr Macdonald has now tendered his resignation, effective today. Mr Macdonald is expected to remain in a consulting capacity with the company for an interim period.

Mr Peter Shafron has also tendered his resignation to the company, following his decision last month to step aside from the position of CFO.

Chairman of James Hardie, Meredith Hellicar said the appointment of a proven operational executive to the interim CEO role would ensure business continuity during this period of executive change with the company. “Louis Gries knows the James Hardie business exceptionally well and has a very strong performance record with the company. Having Louis take over the interim CEO role and supported by an executive of the calibre of Russell Chenu provides us with an excellent basis for continued strong business performance while seeking to resolve the current asbestos compensation issues”, Ms Hellicar said.

Ms Hellicar thanked outgoing Chief Executive, Peter Macdonald, who has been with the company since 1993 and CEO since 1998. “Peter’s contribution to the James Hardie business is a matter of record. He has produced above market growth consistently over many years and I thank him for this contribution to the company”, she said.

Deputy Chairman appointed

Ms Hellicar also announced today that Mr John Barr will take over the role of Deputy Chairman of the Supervisory and Joint Boards of the company, effective immediately. Mr Barr joined the company as non-executive Director in September 2003. He has more than 30 years experience in the North American industrial sector.

2nd quarter and half year results announcement (ASX)

To allow the interim CEO and CFO sufficient time to consider the results of the company for the second quarter and half year ended 30 September 2004, the scheduled market announcement date of 11 November 2004 will be changed. The new announcement date will be advised in due course but it is expected to be on or before 30 November 2004.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
 This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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